April 8, 2025

Russell Stidolph
Chief Executive Officer
AltEnergy Acquisition Corp
600 Lexington Ave.
9th Floor
New York, New York 10022

        Re: AltEnergy Acquisition Corp
            Preliminary Proxy Statement on Schedule 14A
            Filed March 28, 2025
            File No. 001-40984
Dear Russell Stidolph:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing